

April 1, 2016

<u>Via Email</u>
Angelo N. Chaclas
Senior Vice President, Chief Legal Officer and Corporate Secretary
Trinseo S.A.
1000 Chesterbrook Boulevard
Berwyn, PA 19312

> **Re: Trinseo S.A.**
> **Schedule TO-I**
> **Filed March 28, 2016**
> **File No. 005-88703**

Dear Ms. Chaclas:

We have limited our review of the filing to the issue we have addressed in our comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment.

General

1. We note the disclosure that on March 24, 2016, you completed a repurchase of 1,600,000 of your ordinary shares in connection with a secondary offering of 10,600,000 shares by your parent, Bain Capital Everest Manager Holding SCA. Please provide your analysis as to how your purchase of ordinary shares complies with the prohibition on purchases of subject securities outside of a tender offer under Rule 14e-5. In this respect, we note that the tender offer appears to have been publicly announced on March 21, 2016. Please specifically identify the exception to Rule 14e-5 you are relying on and why it is applicable to the repurchase of ordinary shares described in Schedule TO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tina Chalk, Senior Special Counsel, at (202) 551-3363, or me at (202) 551-3203 with any questions.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: Craig E. Marcus
        Ropes & Gray LLP